Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES THIRD QUARTER
RESULTS AND SUCCESSFUL INTRODUCTION OF NEW SERVICES
FOR IMMEDIATE RELEASE: November 1, 2011
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings for the nine months ended September 30, 2011 of $49.9 million, or $0.47 per diluted share, and adjusted net earnings of $46.9 million, or $0.44 per diluted share. This compares to net earnings of $52.1 million and adjusted net earnings of $51.4 million, or $0.48 per diluted share for the nine months ended September 30, 2010, representing a 9% decrease in adjusted net earnings. Adjusted net earnings is a non-GAAP financial measure and is defined below. The Company’s auction revenues for the first nine months of 2011 grew 5% to $282.7 million compared to $269.1 million for the same period in 2010. The Company conducted 157 unreserved industrial auctions in 13 countries throughout North America, Europe, the Middle East, Central America and Australia during the first nine months of 2011. All dollar amounts in this release are presented in U.S. dollars.
Quarterly dividend
The Company also announces the declaration of its quarterly cash dividend of $0.1125 per common share payable on December 9, 2011 to shareholders of record on November 18, 2011.
Gross auction proceeds and auction revenues
For the nine months ended September 30, 2011, gross auction proceeds were $2.7 billion, 8% higher than the first nine months of 2010. Gross auction proceeds is a non-GAAP financial measure and is defined below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.57% during the first nine months of 2011 compared to 10.85% in the first nine months of 2010. The Company’s at risk business, comprised of guarantee and purchase contracts, represented 35% of gross auction proceeds in the first nine months of 2011 (first nine months of 2010 — 22%).
The Company achieved gross auction proceeds of $673 million for the third quarter of 2011, representing a 10% decrease compared to the third quarter of 2010. Auction revenues were $79.7 million for the three months ended September 30, 2011, compared to $82.2 million for the third quarter of 2010, a decrease of 3%. The Company’s auction revenue rate was 11.84% for the third quarter of 2011 and 10.95% for the third quarter of 2010. The Company’s revised fee structure, which came into effect on July 1, 2011, contributed $9 million to auction revenues during the quarter.
Net earnings for the quarter
Net earnings and adjusted net earnings for the quarter ended September 30, 2011 were $6.5 million, or $0.06 per diluted share, which is a 51% decrease compared to net earnings and adjusted net earnings of $13.4 million, or $0.13 per diluted share, for the three months ended September 30, 2010.
Online bidding statistics
Ritchie Bros. sold over $770 million of equipment, trucks and other assets to online bidders during the first nine months of 2011, representing a 24% increase compared to the same period in 2010 (first nine months of 2010 — $620 million). Internet bidders comprised approximately 50% of the total bidder registrations at Ritchie Bros. industrial auctions in the first nine months of 2011. Since launching its real-time online bidding service in 2002, the Company has now sold over $4.9 billion worth of trucks, equipment, and other assets to online bidders, confirming Ritchie Bros.’ position as the world’s largest seller of used equipment and trucks to online buyers.
Website statistics
There was a 23% increase in the number of visitors to rbauction.com for the nine months ended September 30, 2011, compared to the same period in 2010. Over 3.0 million visitors made 8.0 million visits to the website during the nine months ended September 30, 2011 compared to 2.4 million visitors and 7.2 million visits, respectively, in the same period in 2010.

New Services and Fee Structure
On July 1, 2011, as previously announced, the Company launched a range of value-added services for its customers in the USA and Canada, with many of these services also available at other auctions around the world. These value-added services include the Detailed Equipment Information program, Insurance Services and Powertrain Service Warranty. In addition, Ritchie Bros. Financial Services (RBFS) began providing financing options for customers who purchase equipment at Ritchie Bros. auctions. The Company expects to complete the roll out of these services to its remaining auction locations around the world in the future. The Company’s value-added services are designed to extend the appeal of its auctions, thereby enhancing the Company’s ability to retain existing customers and attract new customers. In addition, Ritchie Bros.’ revised administrative fee structure took effect on July 1, 2011.
Summary comments
“We are pleased with the successful launch of our new services and early reviews from our customers are very encouraging,” said Peter Blake, the Company’s Chief Executive Officer. “Our third quarter earnings came in well below last year’s earnings, however our outlook for our full year results remains unchanged and we believe we are on track to achieve our targets for the year. During the third quarter, market conditions became more challenging due to economic uncertainty and the sudden erosion of confidence, particularly in the US market. This exacerbated the already tight supply of equipment, which reflects reduced manufacturer production over the last couple of years, inhibiting the velocity of transactions in the used equipment market. It is also important to remember that our auctions are not fixed in a quarter and this was evident in this quarter as a number of auctions that occurred in quarter three 2010 will take place in quarter four 2011. In the third quarter, 30% of our gross auction proceeds was at risk, which is more in line with historical levels compared to the second quarter, though we still intend to use it as an effective tool to compete for the limited supply of late model equipment.”
Mr. Blake continued: “These market conditions had an effect on our business in the third quarter; however, the pricing environment for late model equipment remains firm and our fourth quarter auctions are building strongly ahead of the equivalent period in 2010. Our gross auction proceeds for October 2011 were approximately $280 million compared to $180 million achieved during the same month in 2010.”
Definitions of non-GAAP measures
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. Ritchie Bros. offers services that enable the world’s builders to easily and confidently exchange equipment. The Company conducts hundreds of unreserved public auctions each year, selling a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Ritchie Bros. has over 110 locations in more than 25 countries, including 43 auction sites worldwide. The Company maintains a website at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.

Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the nine months ended September 30, 2011 at 8:00am Pacific Time (11:00am Eastern Time) on November 1, 2011. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; anticipated pricing environment for late model equipment in the future; impact of market uncertainty on equipment seller behaviour; competition in the used equipment market; the impact of new initiatives, services and features on the Company and its customers, and the Company’s long-term growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; economic and other conditions in local, regional and global markets and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010 and for the three and nine months ended September 30, 2011, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Condensed Consolidated Interim Income Statements
(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)

	Nine months ended	Nine months ended
	September 30,	September 30,
	2011	2010
	(unaudited)	(unaudited)

Gross auction proceeds (1)	$2,674,491	$2,479,205

Auction revenues (1)	$282,696	$269,073
Direct expenses (1)	34,513	34,833

	248,183	234,240

Selling, general and administrative expenses:
Depreciation	32,054	26,824
Other selling, general and administrative expenses	151,205	134,587

	183,259	161,411

Earnings from operations	64,924	72,829

Other income (expense):
Foreign exchange gain	706	299
Gain on disposition of property, plant and equipment	3,762	1,091
Other income	2,722	903

	7,190	2,293

Finance income (costs):
Finance income	1,757	1,451
Finance costs	(4,301)	(3,696)

	(2,544)	(1,071)

Earnings before income taxes	69,570	72,877

Income taxes	19,704	20,741

Net earnings (2)	$49,866	$52,136

Net earnings per share	$0.47	$0.49
Net earnings per share — diluted	$0.47	$0.49

Weighted average shares outstanding	106,103,166	105,492,613
Diluted weighted average shares outstanding	106,998,500	106,125,754

Net earnings	$49,866	$52,136
Less: after-tax gain on sale of excess property (2)	(2,995)	(756)

Adjusted net earnings	$46,871	$51,380

Adjusted net earnings per share	$0.44	$0.49
Adjusted net earnings per share — diluted	$0.44	$0.48

(1)	Gross auction proceeds, auction revenues and direct expenses for the nine months ended September 30, 2010 include the results of the auction of Apoise for $46,790, $850 and $180 respectively.

(2)
Net earnings for the nine months ended September 30, 2011 included total gains of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site. Net earnings for the nine months ended September 30, 2010 included total gains of $1,230 ($756 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Houston, Texas permanent auction site.

Condensed Consolidated Interim Income Statements
(Amounts in table and related footnotes are in USD
thousands, except share and per share amounts)

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2011	2010
	(unaudited)	(unaudited)

Gross auction proceeds	$673,362	$750,912

Auction revenues	$79,709	$82,229
Direct expenses	10,299	9,680

	69,410	72,549

Selling, general and administrative expenses:
Depreciation	10,949	11,277
Other selling, general and administrative expenses	49,642	43,349

	60,591	54,626

Earnings from operations	8,819	17,923

Other income (expense):
Foreign exchange gain	1,280	161
Gain on disposition of property, plant and equipment	119	(140)
Other income	703	590

	2,102	611

Finance income (costs):
Finance income	471	222
Finance costs	(1,389)	(1,396)

	(918)	(1,174)

Earnings before income taxes	10,003	17,360

Income taxes	3,470	3,985

Net earnings	$6,533	$13,375

Net earnings per share	$0.06	$0.13
Net earnings per share — diluted	$0.06	$0.13

Weighted average shares outstanding	106,325,701	105,485,763
Diluted weighted average shares outstanding	106,899,423	105,915,148

Net earnings	$6,533	$13,375
Less: adjusting items	—	—

Adjusted net earnings	$6,533	$13,375

Adjusted net earnings per share	$0.06	$0.13
Adjusted net earnings per share — diluted	$0.06	$0.13

Selected Balance Sheet Data (USD thousands)

	September 30,	December 31,
	2011	2010
	(unaudited)	(unaudited)

Current assets	$357,620	$182,678
Current liabilities	299,329	137,135

Working capital	$58,291	$45,543

Total assets	$1,058,794	$872,558
Non-current borrowings	$131,430	$135,886
Total shareholders’ equity	$601,088	$579,867
Selected Operating Data (unaudited)

	Nine months ended	Nine months ended
	September 30,	September 30,
	2011	2010

Auction revenues as percentage of gross auction proceeds(1)	10.57%	10.85%
Number of consignments at industrial auctions	29,900	30,400
Number of bidders at industrial auctions	268,000	246,600
Number of buyers at industrial auctions	69,000	71,700
Number of lots at industrial auctions	196,000	213,000
Number of permanent auction sites	35	35
Number of regional auction units	8	7
Number of industrial auctions	157	157
Average Industrial Auction Data (unaudited)

	Twelve months	Twelve months
	ended	ended
	September 30,	September 30,
	2011	2010
Gross auction proceeds	$14.5 million	$14.9 million
Bidder registrations	1,515	1,500
Consignors	167	189
Lots	1,087	1,300
For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone: 778 331 5500
Fax: 778 331 4628
Email: ir@rbauction.com